UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GuruNet Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

0001283073
(CUSIP Number)

_______________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)
[_] Rule 13d-1(c)
[X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Robert S. Rosenchein
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) not applicable (b) not applicable
3. SEC Use Only
4. Citizenship or Place of Organization. United States of America
5. Sole Voting Power: 386,991
Number of Shares Beneficially Owned by Each Reporting Person With	6. Shared Voting Power: None
7. Sole Dispositive Power: 386,991
8. Shares Dispositive Power: None
9. Aggregate Amount Beneficially Owned by Each Reporting Person: 386,991
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11. Percent of Class Represented by Amount in Row (9): 7.86%
12. Type of Reporting Person (See Instructions): IN

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
/s/ Robert S. Rosenschein
Signature
Robert S. Rosenschein Chief Executive Officer and President
Name/Title
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

Schedule 13G Filing For Robert S. Rosenschein

Item 1

(a)	The name of the Issuer is GuruNet Corporation. The primary contact is Robert S. Rosenschein, Chairman and CEO.

(b)	The address of the Issuer's Principal Executive Offices is:

Jerusalem Technology Park, Building 98
Jerusalem 91481, Israel

Item 2

(a)	Robert S. Rosenschein

(b)	c/o GuruNet Corporation
Jerusalem Technology Park, Building 98
Jerusalem 91481, Israel[Address]

(c)	United States of America

(d)	Common Stock of GuruNet Corporation

(e)	0001283073

Item 3

Not applicable.

Item 4

(a) The amount beneficially owned is 386,991.

(b) The amount owned represents 7.86% of the entire class of common stock.

(c) The number of shares as to which the person has:

                                i.     Sole power to direct the vote:                                                   386,991
                                ii.    Shared power to vote or to direct vote                                    None
                                iii.   Sole power to dispose or to direct the disposition of           386,991
                                iv.  Shared power to dispose or to direct the disposition of       None

Item 5

Not Applicable.

Item 6

Not Applicable.

Item 7

Not Applicable.

Item 8

Not Applicable.

Item 9

Not Applicable.

Item 10

Not Applicable.